                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549
                                                 ----------------

                                                    SCHEDULE TO
                                                   (Rule 13e-4)
                             TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                                      OF THE SECURITIES EXCHANGE ACT OF 1934
                                                 ----------------

                                               EDISON INTERNATIONAL

                      (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
                                                 ----------------

 Stock Options To Purchase Common Stock, Without Par Value, of Edison International Granted in the Year 2000 Under
          The Edison International Equity Compensation Plan and The Edison International 2000 Equity Plan

                                          (Title of Class of Securities)
                                                 ----------------

                                                     281020107
                                       (CUSIP Number of Class of Securities)
                                                 ----------------

                                                Kenneth S. Stewart
                      Assistant General Counsel and Assistant Secretary, Edison International
                               2244 Walnut Grove Avenue, Rosemead, California 91770
                                                  (626) 302-2222

                             (Name, Address and Telephone Numbers of Person Authorized
                        to Receive Notices and Communications on Behalf of Filing Persons)

                                             CALCULATION OF FILING FEE
=========================================================== ========================================================
                   Transaction Value(1)                                            Amount of
                                                                                 Filing Fee(2)
----------------------------------------------------------- --------------------------------------------------------
                       $58,053,930                                                  $11,611
=========================================================== ========================================================

(1) Calculated  solely for the purpose of  determining  the amount of the filing  fee.  This  amount  assumes  that options to  purchase  11,036,200  shares of Edison  International  Common  Stock,  without  par value  ("Common
    Stock"),  will be cancelled  pursuant to this offer in exchange for 3,743,000  deferred  stock units related to the Common  Stock.  If vested,  each  deferred  stock unit will be paid in the form of a single share of Common
    Stock.  The  transaction  value,  therefore,  is based on the  average of the high and low prices of a share of
    Common Stock as reported in the  consolidated  reporting  system of the New York Stock  Exchange on October 23,
    2001 for the estimated maximum 3,743,000 shares of Common Stock that may be issued in respect of this offer.

(2) The amount of the filing fee,  calculated in accordance with Rule 0-11 of the Securities  Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

|_|  Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and  identify  the filing with which the  offsetting  fee was  previously  paid.  Identify  the  previous  filing by  registration  statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:    Not Applicable        Filing Party:  Not Applicable
          Form or Registration No.:  Not Applicable        Date Filed:    Not Applicable

|_|  Check the box if the filing relates solely to preliminary  communications  made before the  commencement  of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
        |_|   third-part tender offer subject to Rule 14d-1.
        |X|   issuer tender offer subject to Rule 13e-4.
        |_|   going-private transaction subject to Rule 13e-3.
        |_|   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer |_|.

         The filing of this Schedule TO shall not be construed as an admission by Edison International that the offer described below constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 1.        SUMMARY TERM SHEET

         The information set forth under "Summary" beginning on page 1 of the Exchange Offer Circular, dated
October 26, 2001 (the "Exchange Offer Circular"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.        SUBJECT COMPANY INFORMATION

         (a)   The name of the issuer is Edison International, a California corporation (the "Company").  The address of the Company's principal executive offices is 2244 Walnut Grove Avenue, Rosemead, California  91770.
The Company's telephone number is (626) 302-2222.

         (b)   This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees and to the employees of its subsidiaries to exchange (the "Exchange") all options ("the Subject Options") to purchase the Company's common stock, without par value (the "Common Stock"), granted by the Company in the year 2000 under the Edison International Equity Compensation Plan (the "ECP") and the Edison International 2000 Equity Plan for
deferred stock unit ("DSU") grants.  A DSU is a right, subject to vesting, granted under the ECP to receive one share of Common Stock.  Each DSU grant made in connection with the Exchange will vest, subject to the holder's continued employment by the Company or a subsidiary through the applicable vesting date, as to one-fourth of the total number of DSUs covered thereby on each of the first, second, third, and fourth anniversaries of the date that the DSUs are granted.  The DSUs will be granted upon the terms and conditions described in the Exchange
Offer Circular.

         As described in greater detail in the Exchange Offer Circular, the number of DSUs that will be granted in respect of a Subject Option that is cancelled in the Exchange will depend on (1) the number of shares of
Common Stock that remain subject to the Subject Option, and (2) the exchange ratio applicable to the Subject
Option.  The exchange ratios in the Exchange will range from 2.5985:1 to 3.4368:1 (that is, assuming a 2.5985:1 exchange ratio applied with respect to a Subject Option that was cancelled in the Exchange, one DSU would be granted for every 2.5985 shares that remained outstanding subject to such option at the time that it was cancelled).  The exchange ratio that will apply with respect to a particular Subject Option may be determined under the table set forth in the response to Question 9 in the Exchange Offer Circular based on the terms of the
Subject Option.  The DSUs granted will be subject to adjustments for any stock splits, stock dividends and similar events.

         The information set forth in the Exchange Offer Circular under "Summary" and in the response to Question
26 in the Exchange Offer Circular is incorporated herein by reference.

         (c)   The information set forth in the response to Question 24 in the Exchange Offer Circular is incorporated herein by reference. No trading market exists for the Subject Options.

ITEM 3.        IDENTITY AND BACKGROUND OF FILING PERSON

         (a)   The Company is also the filing person. The Company's address and telephone number are set forth in
Item 2(a) above. The information set forth in the response to Question 27 in the Exchange Offer Circular is incorporated herein by reference.

ITEM 4.        TERMS OF THE TRANSACTION

         (a)   The information set forth in the Exchange Offer Circular under "Summary" and under "Questions and
Answers About the Exchange Offer" is incorporated herein by reference.

         (b)   The information set forth in the response to Question 27 in the Exchange Offer Circular is incorporated herein by reference.

ITEM 5.        PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (e)   The information set forth in the response to Question 27 in the Exchange Offer Circular is incorporated herein by reference.  The Edison International Equity Compensation Plan and The Edison International
2000 Equity Plan, filed as exhibits hereto, contain information regarding the Subject Options.

ITEM 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a)   The information set forth in the response to Question 1 in the Exchange Offer Circular is incorporated herein by reference.

         (b)   The information set forth in the response to Question 4 in the Exchange Offer Circular is incorporated herein by reference.

         (c)   The information set forth in the response to Question 29 in the Exchange Offer Circular is incorporated herein by reference.

ITEM 7.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a)   The information set forth in the Exchange Offer Circular under "Summary" and under "Questions and
Answers About the Exchange Offer" is incorporated herein by reference.

         (b)   The information set forth in the response to Question 5 in the Exchange Offer Circular is incorporated herein by reference.

         (d)   Not applicable.

ITEM 8.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a)   The information set forth in the response to Question 27 in the Exchange Offer Circular is incorporated herein by reference.

         (b)   The information set forth in the response to Question 27 in the Exchange Offer Circular is incorporated herein by reference.

ITEM 9.        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         (a)   Not applicable.

ITEM 10.       FINANCIAL STATEMENTS

         (a)   the following information is incorporated herein by reference:

               (1)   the information set forth in the Exchange Offer Circular under "Additional Information;
                     Incorporation of Documents by Reference";

               (2)   pages 39 to 89 of the Company's Annual Report to Shareholders for the year ended December
                     31, 2000, incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2000;

               (3)   Exhibit 12 - "Computation of Ratios of Earnings to Fixed Charges" - to the Company's Annual
                     Report on Form 10-K for the year ended December 31, 2000 and the ratios of earnings to fixed charges included in the response to Question 25 in the Circular;

               (4)   pages 1 to 21 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
                     2001, filed with the SEC on August 14, 2001; and

               (5)   the book value per share data included in the response to Question 25 in the Circular.

         (b)   Not applicable.

ITEM 11.       ADDITIONAL INFORMATION

         (a)   The information set forth in the responses to Questions 5 and 27 in the Exchange Offer Circular is
incorporated herein by reference.

         (b)   Not applicable.

ITEM 12.       EXHIBITS

         (a)   (1)   Exchange Offer Circular dated October 26, 2001, with exhibits (which include the Edison
International Equity Compensation Plan and the Form of DSU Award Certificate/Statement of Terms and Conditions).

               (2)   Form of Transmittal Letter.

               (3)   Form of Individualized Statement.

               (4)   Form of Election Form and Release Agreement.

               (5)   The Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission (the "SEC") on April 17, 2001 (incorporated herein by reference).

               (6)   Pages 39 to 89 of the Company's Annual Report to Shareholders for the year ended December
                     31, 2000, incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (incorporated herein by reference).

               (7)   The Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2001 and June
                     30, 2001, filed with the SEC on May 15, 2001, and August 14, 2001, respectively (each incorporated herein by reference).

               (8)   The Company's Current Reports on Forms 8-K filed with the SEC on July 3, 2001, July 11, 2001
                     (as amended by EIX's Current Report on Form 8-K/A filed with the SEC on July 11, 2001),
                     October 3, 2001, and October 10, 2001 (each incorporated herein by reference).

         (b)         Not applicable.

         (d)(1)      Edison International Equity Compensation Plan.*

         (d)(2)      Edison International 2000 Equity Plan filed with the SEC as Exhibit 10.16 to the Company's
                     Annual Report on Form 10-K for the year ended December 31. 2000 (incorporate herein buy reference).

         (g)         Not applicable.

         (h)         Not applicable.

*  Included as part of Exhibit (a)(1).

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.

                                                     SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                  EDISON INTERNATIONAL

                                                  By: /s/ Kenneth S. Stewart
                                                      -------------------------------------------------
                                                      Kenneth S. Stewart
                                                      Assistant General Counsel and Assistant Secretary

                                                  Date:  October 26, 2001

                                            EXHIBIT INDEX

  Exhibit
  Number                                Description of Document
  ------                                -----------------------

  (a)(1)             Exchange Offer Circular dated October 26, 2001, with exhibits (which include the Edison
                     International Equity Compensation Plan and the Form of DSU Award Certificate/Statement of Terms
                     and Conditions).

  (a)(2)             Form of Transmittal Letter.

  (a)(3)             Form of Individualized Statement.

  (a)(4)             Form of Election Form and Release Agreement.

  (a)(5)             The Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the
                     SEC on April 17, 2001 (incorporated herein by reference).

  (a)(6)             Pages 39 to 89 of the Company's Annual Report to Shareholders for the year ended December 31,
                     2000, incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (incorporated herein by reference).

  (a)(7)             The Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2001 and June
                     30, 2001, filed with the SEC on May 15, 2001, and August 14, 2001, respectively (each incorporated herein by reference).

  (a)(8)             The Company's Current Reports on Forms 8-K filed with the SEC on July 3, 2001, July 11, 2001
                     (as amended by EIX's Current Report on Form 8-K/A filed with the SEC on July 11, 2001), October
                     3, 2001, and October 10, 2001 (each incorporated herein by reference).

  (d)(1)             Edison International Equity Compensation Plan.*

  (d)(2)             Edison International 2000 Equity Plan filed with the SEC as Exhibit 10.16 to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 2000 (incorporated herein by reference).

------------------------------------
*Included as part of Exhibit (a)(1).